UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. __) *

Square, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.0000001 per share
(Title of Class of Securities)

852234103
(CUSIP Number)

June 16, 2016
(Date of the Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed :

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provision of the Act (however, see the Notes.)

CUSIP No. 852234103

1		NAMES OF REPORTING PERSONS GIC Private Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 3,962
	6	SHARED VOTING POWER 6,666,666 (1)
	7	SOLE DISPOSITIVE POWER 3,962
	8	SHARED DISPOSITIVE POWER 6,666,666 (1)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,670,628 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.785% (2)
12		TYPE OF REPORTING PERSON (See Instructions) CO

(1)  Representing 6,666,666 shares of Class A Common Stock of the Issuer  (“Common Stock”) issuable upon conversion of 6,666,666 shares of Class B Common Stock of the Issuer held indirectly by the Reporting Person through Coral Blue Investment Private Limited. See Item 4.

(2)  Calculated based on the 108,642,113 shares of Common Stock outstanding as of May 31, 2016, as reported in the “Investor Relations” page of the Issuer’s website, plus 6,666,666 shares of Common Stock issuable upon conversion of 6,666,666 shares of Class B Common Stock.

CUSIP No. 852234103

1		NAMES OF REPORTING PERSONS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 6,666,666 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 6,666,666 (1)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,666,666 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.782% (2)
12		TYPE OF REPORTING PERSON (See Instructions) CO

(1)  Representing 6,666,666 shares Common Stock issuable upon conversion of 6,666,666 shares of Class B Common Stock held directly by the Reporting Person. See Item 4.

(2)  Calculated based on the 108,642,113 shares of Common Stock outstanding as of May 31, 2016, as reported in the “Investor Relations” page of the Issuer’s website, plus 6,666,666 shares of Common Stock issuable upon conversion of 6,666,666 shares of Class B Common Stock.

Item 1(a) Name of Issuer

Square, Inc.

Item 1(b) Address of Issuer’s Principal Executive Offices

1455 Market Street, Suite 600
San Francisco, California 94103

Item 2(a) Name of Persons Filing

GIC Private  Limited
Coral Blue Investment Pte. Ltd.

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit A and is incorporated herein by reference. Pursuant to the Joint Filing Agreement, the Reporting Persons have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended. The execution and filing of the Joint Filing Agreement shall not be construed as an admission that the Reporting Persons are a group or have agreed to act as a group.

Item 2(b) Address of Principal Business Office or, if none, Residence

The address of GIC Private Limited and Coral Blue Investment Pte. Ltd. is as follows:

168 Robinson Road
#37-01 Capital Tower
Singapore
068912
Republic of Singapore

Item 2(c) Citizenship

GIC Private Limited and Coral Blue Investment Pte. Ltd. are established under the Companies Act of the Republic of Singapore.

Item 2(d) Title of Class of Securities

Class A Common Stock

Item 2(e) CUSIP Number

852234103

Item 3  If this statement in filed pursuant to §§240.13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4  Ownership

The aggregate number of securities and percentage of the class of securities of the Issuer beneficially owned by each Reporting Person named in Item 2(a), as well as the number of securities as to which such person is deemed to have sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, shared power to dispose or direct the disposition, is set forth in the following table:

	Number of Shares
	No of	Power to Vote		Power to Dispose
Reporting Person	Securities Beneficially Owned	Sole	Shared(1)	Sole	Shared(1)	Percent of Class(2)
Coral Blue Investment Pte. Ltd.	6,666,666	0	6,666,666	0	6,666,666	5.782%
GIC Private Limited	6,670,628	3,962	6,666,666	3,962	6,666,666	5.785%
Total(3)(all Reporting Persons)	6,670,628	3,962	6,666,666	3,962	6,666,666	5.785%

1	Coral Blue Investment Pte. Ltd. is the direct owner of 6,666,666 shares of Class B Common Stock convertible into 6,666,666 shares of Common Stock and shares the power to vote and the power to dispose of all of such shares with GIC Private Limited.
2	Calculated based on the 108,642,113 shares of Common Stock outstanding as of May 31, 2016, as reported in the “Investor Relations” page of the Issuer’s website, plus 6,666,666 shares of Common Stock issuable upon conversion of 6,666,666 shares of Class B Common Stock.
3	The reporting persons disclaim membership in a group.

Item 5  Ownership of Five Percent or Less of a Class

Not applicable.

Item 6  Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not applicable.

Item 8  Identification and Classification of Members of the Group

Not applicable.

Item 9  Notice of Dissolution of Group

Not applicable.

Item 10  Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct as of June 24, 2016.

GIC PRIVATE LIMITED

Date	By:	/s/ Jimmy Teo Poh Leong
Name: Jimmy Teo Poh Leong
Title: Senior Vice President

Date	By:	/s/ Lim Eng Kok
Name: Lim Eng Kok
Title: Senior Vice President

CORAL BLUE INVESTMENT PTE. LTD.

Date	By:	/s/ Girish Karira
Name: Girish Karira
Title: Director

Exhibit Index

Exhibit A	Joint Filing Agreement, dated June 24, 2016, entered into by GIC Private Limited and Coral Blue Investment Pte. Ltd.